March 31, 2006

<u>Via US Mail and Facsimile</u>

Mr. Geoffrey J. Hibner
Chief Financial Officer
Banta Corporation
225 Main Street
Menasha, Wisconsin 54952

Re: Banta Corporation
Form 10-K for the year ended December 31, 2005
Commission File Number: 001-14637

Dear Mr. Hibner:

We have reviewed the above referenced filing and have the following comments. We have limited our review to the financial statements and related disclosures included within these documents. Understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.

Where expanded or revised disclosure is requested, you may comply with these comments in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation.

We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

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<u>General</u>

1. We note that you received a comment letter dated May 4, 2004 on your January 1, 2004 Form 10-K, and this comment letter requested compliance with the enumerated comments in future filings. Your response dated July 6, 2004 indicated revisions requested via our comment letter would be incorporated in future filings. Through our review of your December 31, 2005 Form 10-K, we noted several comments with which you did not appear

to comply. These comments have been reissued below. As such, please file an amended Form 10-K including appropriate note disclosures and a revised auditor's report with an explanatory paragraph in accordance with the guidance in paragraph 12 of section 420 in the Statement of Auditing Standards as applicable. Your explanatory note should specifically cite non-compliance with our previously issued comments as appropriate. Alternatively, please tell us why no changes are considered necessary. We may have further comments upon review of any response.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Operating, Investing and Financing Activities, page 18
2. Please expand your disclosures to specifically describe how cash flows from discontinued operations are reported in the cash flow statement. In addition, since cash flows from discontinued operations do not appear to have been separately disclosed in the cash flow statement, please quantify them and describe how the absence of these cash flows is expected to affect future liquidity and capital resources.

Table of Contractual Obligations, page 19
3. We note that you have included interest on long term debt in your table of contractual obligations; we also note from your disclosure in Note 5 on page 35 that approximately $24.228 million of your total debt outstanding accrues interest at variable rates. Please add a footnote to the interest amount included in your table explaining the methodology used in calculating such amount. This explanation should include a breakout of fixed-rate and variable-rate interest as well as the material terms of your outstanding debt.

Financial Statements

Consolidated Balance Sheets, page 25

4. Please either revise your columnar headings to indicate the year-end date or define these dates and headings elsewhere in your document. Your current presentation of "2005" and "2004" is confusing given the fiscal year-end dates of December 31 and January 1, 2005.

Consolidated Statements of Earnings, page 26

5. Refer to our previous comment 6 in the letter issued May 4, 2004. From disclosures in the notes to the financial statements (e.g., Business, Revenue Recognition, Segments) and elsewhere in the narrative sections, it appears that both product sales and service revenues

comprise in excess of 10% of consolidated revenues. In accordance with the guidance in Rule 5-02 (b) (1)-(2) of Regulation S-X, the consolidated statements should separately reflect product sales and service revenues as well as costs of products and costs of service revenues based on this 10% materiality threshold. In circumstances where both product and service revenues are provided to a customer under a multiple performing revenue generating activity, you should identify amounts separately attributable to the specific type of revenues in reporting their amounts. However, the allocation of a single sales price between products and services should comply with the guidance provided in EITF 00-21 in determining the respective amount of revenues. With respect to the allocation of any costs and expenses to costs of products sold and costs of service revenues, your allocation method should be based on the most reasonable method considered appropriate by management with note disclosure of the method if significant amounts are allocated under the circumstances. Please revise to provide this segregated revenue and costs of revenues data on the face of your consolidated statement of earnings, or advise accordingly.

Note 1 – Significant Accounting Policies

Foreign Currency Translation, page 30
6. Supplementally explain to us and revise your disclosure to indicate why Hungarian operations use the GBP as their functional currency.

Research and Development Costs
7. Refer to our previous comment 7 in our letter dated May 4, 2004. Expand to disclose total research and development costs for each year in which statements of earnings are presented.

Note 13 – Segments Information, page 42

8. We note that footnote 1 to your table on page 43 explains the difference between total segment and consolidated total as the unallocated corporate headquarters amounts and amounts related to the divested Healthcare segment, and that you then reconcile some of the totals presented your table to the financial statements in a secondary tabular presentation. Please revise your tabular disclosure to reconcile each of the line items required under paragraph 32 of SFAS 131 in one step for clarity.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please file your response to our comments via EDGAR within ten business days from the date of this letter. Please understand that we may have additional comments after reviewing your response. You may contact Amy Geddes at 202-551-3304 or Margery Reich at 202-551-3347 if you have questions or me at 202-551-3211 with any concerns as I supervised the review of your filing.

Sincerely,

David R. Humphrey
Branch Chief